1601 Lower Water Street
Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, December 17, 2007

Gammon Gold Releases Ocampo Key Operational Indicators for October and November 2007

Gammon Gold reports improvements on several Ocampo Key Operational Indicators in October and November as well as a greater than 30% reduction in Ocampo’s Total Cash Costs per ounce from Q3 and positive operating cash flow in November.

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS): Gammon Gold is pleased to advise that the turnaround at its Ocampo mine seen during October is continuing and the company feels comfortable in advising that results should remain in line with the Q4 guidance of an increase of 10% to 15% in gold equivalent ounce (Au (eq)) production at Ocampo. Importantly, Ocampo had positive operating cash flow in November of $11.4 million and combined October and November operating cash flow of $3.27 million.

Production at Ocampo continues to increase with October and November production of 12,751 ounces of gold and 494,988 ounces of silver for a gold equivalent production of 21,794 ounces. A total of 12,253 ounces of gold and 475,151 ounces of silver were sold during the two months or 20,943 gold equivalent ounces. During October and November, the company realized an average gold price of $792.56/oz and an average silver price of $14.49/oz. Total cash costs in October and November decreased by $276 (34%) from Q3 to an average of $546 per ounce Au (eq) in October and November, prior to recording of any potential quarter end adjustments occurring in the normal course of events. Capital costs over the two months were in line with internal expansion capital projections at $13.2 million. Operating cash flow for November was $11.4 million driven by positive earnings and strong management of working capital.

Average Monthly Gold & Silver (Au eq) Production vs Total Cash Costs per Ounce

Monthly production began to improve in October and November along with a 34% decrease in total cash costs from Q3.

Ounces per 200 hours (Man Mth) Worked

Recent workforce reductions at Ocampo had an immediate impact on productivity. Ounces per man hour has more than doubled since July and is expected to continue to improve in December onwards as more productive longhole mining methods are re-implemented.

The Company (inclusive of Gammon Gold’s El Cubo mine) remains on target to produce from 51,500 to 54,000 gold equivalent ounces during Q4 at a total cash cost from $580/oz to $600/oz gold equivalent. Total capital expenditures at Ocampo and El Cubo are anticipated to range from $9.0 to $11.0 million in December for a total capital forecast for 2007 of approximately $80 million. As of December 1, the Company has drawn $25.2 million of its $60 million revolving facility. As the Company is presently operating cash flow positive, the revolving facility is expected to be only used to fund a portion of 2008 capital expenditures.

Mr. Glenn Hynes, CFO of Gammon Gold stated, "We are pleased with the results of our strategy to accelerate IVA (Mexico Value Added Tax) recoveries which have decreased by over $13 million in Q4 from a high of approximately $20 million. It is expected that another $2.4 million will be received in late December. Additionally, I am encouraged by the operational improvements gaining traction at Ocampo as this has positively impacted cash flows, particularly in November. The Company will aggressively manage expenditures in the months ahead in order to optimize liquidity during this turnaround period. "

Rene Marion, CEO of Gammon Gold stated, "I am encouraged how the operating team has focused on quality production in the past few months, starting a hard fought turnaround at Ocampo. The 25% reduction in underground dilution, continued strengthening of key operational indicators such as daily mill tonnage, recovery, equipment availability and strong open pit production all contributed to the improved performance in November." Mr. Marion went on to say "The open pit continues to perform well. In October and November 10-15% of the ore mined in the pit went as mill feed, representing 35% of the contained metal from the pit. It is anticipated that with the planned mill expansion, the percentage of ounces from the Open Pit will increase. These results continue to demonstrate that the Ocampo operation is starting to gain traction in the turnaround."

Mr. Marion went on to say, "As we look to Q1, 2008, I would like to highlight the following guidance targeted for El Cubo and Ocampo:"

Q1 2008 Forecasted Highlights	Ocampo & El Cubo
Production (oz Au (eq))	From 56,000 to 62,000
Total Cash Costs	In line with Q4 2007
Expansion and Sustaining Capital	$16-20 Million

"Based on these projections, the Company is satisfied that it has access to sufficient liquidity to fully execute its growth strategy through this turnaround period. I am confident that with the new management team on board, the exceptional ore bodies we have and the support of our Board of Directors, we will meet or exceed these indicators."

Dave Keough, COO of Gammon Gold, added, "During Q1 2008 the Company will update its reserve and resource model and finalize its 2008 Budget, Life of Mine and mill expansion plans. Access to this more comprehensive and relevant data will provide management with the necessary data to provide more specific and longer term cost and production guidance. The Company intends to release this guidance late in the first quarter of 2008."

Mr. Keough went on to say, "I am pleased that our efforts in achieving cost reductions, restructuring and improving productivity are now allowing us to tangibly realize the benefits from those initiatives as depicted in the following Ocampo operational key operational indicators.

Additionally, we continue to target areas where we can target further cost reductions, particularly in processing, heap leaching and production improvements, particularly in the Underground and mill."

Underground Operations

Average Grade – Underground g/t	Tonnes per day - Underground Production

Underground grades continue to improve as dilution control initiatives start to materialize. In November, dilution was further reduced by over 30% to approximately 29%. Since July, quality control programs and sequencing issues continue to be addressed and have largely been responsible for the 21.8% improvement in underground grades since that time.

Average daily underground production is stabilizing and positioned to increase in the coming months with the re-commencement of longhole production and the implementation of a new piece-meal bonus incentive program for underground miners with improved development and a return to longhole mining methods.

Underground Cost per Tonne

Average costs per tonne have averaged less than $30 per tonne in the past 8 months. Mining method optimization with improved development and longhole opportunities are expected to result in a further reduction in average mining cost per tonne.

Open Pit Operations

Average Tonnes per day - Open Pit	Feed to the Mill from Open Pit per Month

Average daily production from the open pit operations continues to improve overall, averaging over 80,000 tpd in the past 3 months and improving over 20% since July. We are still targeting 100,000 tonnes per day and recent improvements in equipment availability have been encouraging in attaining this target.

Open Pit ore feed to the mill remains strong with October and November averaging 22,550 tpm at 4.72 g/t. This represents a 113% increase in mill feed from the pit since July. Higher grade Open Pit ore will continue to be sent to the mill to take advantage of the better economics and recoveries and future expanded mill capacity.

Average Open Pit Tonnes per Day - Heap Leach	Open Pit Cost per Tonne

Ore feed to heap leach pad continues to improve. Since July, there has been a 26.5% improvement in the heap feed despite weather, mechanical and maintenance issues in the past two quarters. Tonnages are anticipated to remain lower than nameplate in the foreseeable future as considerable tonnage is re-routed to the mill.

Significant cost reduction programs are materializing. Average cash cost per tonne reduced by 18.5% to less than $1 per tonne since July.

Mill

Mill Tonnes per Day - Underground and Open Pit	Mill Availability

Mill throughput continues to improve, exceeding nameplate capacity in October (1,587tpd) and largely meeting nameplate capacity in November (1,487tpd). This represents a 30% improvement in throughput since July.

Mill availability continues to improve, reaching 87% in November an improvement of 39% since April and 8% since July.

Mill Cost per Tonne

Significant cost reduction programs implemented during Q2 and Q3 are materializing. Average cash cost per tonne reduced by over 40% since July. The operating team continues to focus on further enhancements such as power, reagent consumption and throughput to reduce costs further.

Heap Leach

Gold & Silver Recovery Heap Leach	Head Grade Heap Leach

Higher than planned Open Pit overall metal recoveries have been achieved due to redirection of high grade open pit ore to the mill and are currently exceeding Feasibility Study estimates. Recoveries continue to improve for both gold and silver recoveries approaching 65.8% for gold and 42.2% for silver in November. Gold recovery is up 18% since January and increased slightly from July. Silver recovery has increased 41% from January and 11% since July. The entire heap leach is currently being re-optimized as part of the Life of Mine plan and will be updated. It is envisioned that if the high-grade ore trend continues, long term recoveries at the heap are expected to decrease to reflect the lower head grades as high grade ore is re-directed to the Mill to achieve higher and faster recovery. Guidance of this will be provided at the end of Q1, 2008 once the new resource model and LOM planning process is complete.

Pit overall head grades remain strong and in line with reserve grades. Heap Leach grades have remained strong throughout the year.

Heap Leach Cost per Tonne

Significant cost reduction programs initiated during Q2 and Q3 are materializing. Average cash cost per tonne reduced by 67% since July.

Mr. Marion added, "I operate with a results oriented philosophy and it is encouraging to see the traction that the management team has gained in the past few months. I believe that the team is aligned and committed and will continue to deliver increasingly improved results in the months ahead."

The Company has achieved a number of milestones in recent months that have evidenced the positive trend of the Company’s performance. The collective efforts of the new mine management and executive teams has brought about this forward momentum and the Company will continue to focus on executing the Company’s growth strategy in the coming quarters.

Ocampo Highlights

During October and November the Company began to realize positive impact from many of the strategies initiated at Ocampo. Cost reduction efforts throughout the Ocampo operation began to gain traction and improvements will continue to be derived from these initiatives in the coming quarters. The optimization of the Ocampo workforce as well as the reduction of contractors has provided significant costs savings as well as improved productivity per man hour and as production increases the project will be targeting lower costs. Management controls have been strengthened, allowing the Company better cost management going forward. As a result of the overall improvement in productivity and costs throughout Ocampo, the Company achieved positive operational cash flow in November. In October, a $60 million revolving loan facility was completed in order to finance the Company’s growth strategy. The Company has also enhanced its mine management team to include a new Manager of Maintenance as well as a Mexican Director of Sustainability (Health, Safety, and Environmental).

Ocampo Underground

During recent weeks the Company has taken delivery of additional underground equipment that combined with better mining practices and the implementation of an incentive based compensation schedule for underground miners, has and will continue to, improve productivity in the Underground and subsequently reduce costs. Additional Underground equipment will be utilized as more mining areas are available. Since July, the Company has achieved significant reduction in costs per tonne mined and will continue to implement strategies aimed at further reducing costs. The Company also continued to develop the Underground that will result in improved access to higher grade ore in the months to come. This development along with better mine planning will result in more consistent grades and tonnage being available to the mill.

Ocampo Open Pit

The Open Pit continued to benefit from productivity initiatives implemented in Q3 that resulted in improved productivity where on occasion the Company mined more than 100,000 tonnes per day. The Company continues to direct high grade Open Pit ore to the mill in order to take advantage of the better recoveries and economics of the mill circuit. The Company has achieved significant improvements in cost per tonne in the Open Pit primarily as a result of the implementation of improved mining practices and the optimization of Open Pit equipment.

Ocampo Mill Circuit

Mill capacity improved significantly in October and November and has exceeded current capacity of 1,500 tonnes per day, achieving 1,800 tonnes per day on occasion, augmented by the additional high grade ore delivered from the Open Pit. High grade Open Pit Ore will continue to be directed to the mill to maximize throughput and take advantage of the better economics. Mill availability improved to over 87% in November and is targeted to reach over 90% in early 2008. Metallurgical recoveries have not been impacted by the higher throughout and have improved to an average of 96% gold and 89% silver which further underscores the rationale of sending both high grade Open Pit as well as Underground ore to the mill to take advantage of the improved recoveries. Costs per tonne improved significantly and further production enhancements are available that should allow for additional cost reductions.

Ocampo Heap Leach Circuit

Recoveries at the Heap Leach facility continued to improve for both gold and silver but it is anticipated that as more high grade Open Pit ore is re-directed to the mill, average Heap Leach recoveries will decline accordingly. The Company has been able to achieve significant cost reductions at the Heap Leach facility and continued focus on further reducing costs will be a priority.

Mr. Marion continued, "My confidence in the sustainability of our initiatives over the next 3 months is such that I feel comfortable in forecasting the following scorecard for the end of Q1 for Ocampo. My goal in communicating these objectives is to provide shareholders with benchmarks to measure my performance as CEO as well as that of the Senior Management team."

  We have targeted Q1 2008 production of between 56,000 to 62,000 gold equivalent ounces (inclusive of El Cubo)

  We have targeted Total Cash Costs for Q1 2008 to be consistent with Q4, 2007

  Expansion and Sustaining Capital expenditures are anticipated to be between $16 and $20 million

  We are committed to providing an update on 2007 year end reserves and resources at the end Q1 2008

  We also expect to release our 2008 Operating and Total Cash Cost guidance together with a 3-year outlook at the end of Q1 2008

  We have already experienced positive operating cash flow in November and we expect to achieve sustained positive operating cash flow in Q1 2008. We anticipate being Net Free Cash flow positive in the latter part of 2008 once expansion capital for the heap leach facility, processing facility and the continued development of the Santa Eduviges decline is concluded

  Along with the Senior Management Team, the Company will endeavor not to take any further accounting provisions in Q1 2008

  Along with the Board and the Senior Management team, we will develop a clear Corporate Mission. Under the Board’s guidance, Management will execute that strategy in 2008 and beyond.

  Performance management systems that are aligned with the Mission and Strategy to ensure delivery of results both operationally as well as corporately have been introduced and will become fully implemented in 2008.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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